UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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ZORAN CORPORATION
(Name of Registrant as Specified in Its Charter)

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
COWEN OVERSEAS INVESTMENT LP
RAMIUS ADVISORS, LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
RAMIUS LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
C4S & CO., L.L.C.
PETER A. COHEN
MORGAN B. STARK
JEFFREY M. SOLOMON
THOMAS W. STRAUSS
JON S. CASTOR
DALE FULLER
THOMAS LACEY
JEFFREY MCCREARY
JEFFREY C. SMITH
EDWARD TERINO

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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2

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 17, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
December [__], 2010

December [__], 2010

To the Stockholders of Zoran Corporation:

Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and the other participants in this solicitation (collectively, the “Ramius Group”) are the beneficial owners of an aggregate of 4,549,800 shares of common stock of Zoran Corporation (“Zoran” or the “Company”).  Through the enclosed Consent Statement, we are soliciting your consent for a number of proposals, the effect of which will be to replace six (6) current members of the Board of Directors of Zoran (the “Board”) with a group of six (6) highly qualified director nominees.  By providing your consent, you will help to enable the proposals we have made to reconstitute the Board succeed. We urge all stockholders to support this effort.

We are seeking your support for the removal of six (6) current directors of Zoran, Raymond A. Burgess, Uzia Galil, James D. Meindl, James B. Owens, Jr., Arthur B. Stabenow and Philip M. Young, and the election of our six (6) nominees, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino, because we believe that these current Zoran directors are not acting in your best interests with respect to the future of the Company.  We do not believe that the current Board has served the best interests of the Company’s stockholders, and we do not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance stockholder value.  Without change to the current Board, we also fear that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the current Board.  With the right Board leadership and improved oversight, we believe significant opportunities exist to greatly improve operating performance and enhance stockholder value.

If elected to the Board, our nominees will, subject to their fiduciary duties as directors, explore all opportunities to enhance stockholder value, including, but not limited to, adjusting operating expenses to appropriately reflect current business prospects, applying more stringent methods for allocating capital to growth initiatives, fully evaluating each of the Company’s business segments to identify financial and strategic opportunities for value creation, and any other opportunities to unlock value that the nominees may identify.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today.  The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about December [__], 2010.   We urge you not to sign any revocation of consent card that may be sent to you by Zoran.  If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to Ramius LLC, in care of Innisfree M&A Incorporated, which is assisting us, at their address listed on the following page, or to the principal executive offices of Zoran.

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated at their address and toll-free number listed below.

Thank you for your support,

Jeffrey C. Smith

Ramius Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Value and Opportunity Master Fund’s proxy materials, please call
Innisfree M&A Incorporated at the phone numbers listed below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll-Free at: (877) 717-3898
Banks and Brokers Call Collect at: (212) 750-5833

ZORAN CORPORATION
_________________________

CONSENT STATEMENT

OF

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the enclosed WHITE consent card are being furnished by Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), Cowen Overseas Investment LP, a Cayman Islands limited partnership (“COIL”), Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Value and Opportunity Advisors”), Ramius LLC, a Delaware limited liability company (“Ramius”), Cowen Group, Inc., a Delaware corporation (“Cowen”), RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino (collectively, the “Ramius Group”) in connection with our solicitation of written consents from you, holders of shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Zoran Corporation, a Delaware corporation (“Zoran” or the “Company”).   Each member of the Ramius Group is a participant in this solicitation.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal No. 1 – Repeal any provision of the Amended and Restated Bylaws of Zoran  (“the Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that became effective on April 22, 2009 and were filed with the Securities and Exchange Commission on April 23, 2009 (the “Bylaw Restoration Proposal”);

Proposal No. 2 – Remove without cause six (6) members of Zoran’s Board of Directors (the “Board”), Raymond A. Burgess, Uzia Galil, James D. Meindl, James B. Owens, Jr., Arthur B. Stabenow and Philip M. Young, including any person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after December 6, 2010 and prior to the effectiveness of the Proposals (the “Removal Proposal”);

Proposal No. 3 – Amend Article IV, Section 19 of the Bylaws, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of Zoran shall be filled exclusively by the stockholders of the Company (the “Vacancy Proposal”); and

Proposal No. 4 – Elect the nominees of the Ramius Group, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino, to serve as directors of Zoran (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Ramius Nominees”) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of Zoran on or about [_______ __], 2010.

We are soliciting your consent in favor of the adoption of the Removal Proposal, the Vacancy Proposal and the Election Proposal because we believe Zoran stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Zoran stockholders.

In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board as set forth herein and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before April 23, 2009, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of Zoran.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the Shares outstanding as of the close of business on the Record Date. Each Proposal will be effective without further action when we deliver to Zoran such requisite number of consents. The Bylaw Restoration Proposal, the Removal Proposal and the Vacancy Proposal are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal No. 3 to elect the Ramius Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal. If none of the members of (or appointees to) the Board is removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Ramius Nominees can be elected pursuant to Proposal No. 3.  If fewer than six (6) directors are removed pursuant to the Removal Proposal and there are more Ramius Nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then the Ramius Group intends to fill the vacancies in the following order; [__________, __________,_________, __________ and _________].

On December 6, 2010, Value and Opportunity Master Fund delivered to the Secretary of Zoran a written request for the Board to fix a record date in accordance with the Bylaws for determining stockholders entitled to give their written consent to the Proposals, and on December 13, 2010, Zoran filed a Preliminary Revocation Statement with the SEC, disclosing that December 6, 2010 is the record date for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to this consent solicitation (the “Record Date”).

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Zoran within 60 days of the earliest dated written consent delivered to Zoran. Value and Opportunity Master Fund delivered a written consent to Zoran on December 6, 2010. Consequently, by February 4, 2011, the Ramius Group will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date.  We intend to set January 26, 2011 as the goal for submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. The Ramius Group reserves the right to submit to Zoran consents at any time within 60 days of the earliest dated written consent delivered to Zoran. See “Consent Procedures” for additional information regarding such procedures.

As of [______ __], 2010, the members of the Ramius Group collectively were the beneficial owners of an aggregate of 4,549,800 shares of Common Stock, which currently represent approximately 9.3% of the issued and outstanding shares of Common Stock.  The Ramius Group intends to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

As of the Record Date, there were 48,966,183 shares of Common Stock outstanding, as reported in Zoran’s Preliminary Revocation Statement, filed with the Securities and Exchange Commission on December 13, 2010.  The mailing address of the principal executive offices of Zoran is 1390 Kifer Road, Sunnyvale, California 94086-5305.

This solicitation is being made by the Ramius Group and not by or on behalf of the Zoran Board.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY THE RAMIUS GROUP AND NOT BY OR ON BEHALF OF THE COMPANY.THE RAMIUS GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHTE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at www.shareholdersforzoran.com

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. The Ramius Group urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Ramius LLC, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions regarding your WHITE consent card,

or need assistance in voting your Shares, please call:
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free: (877) 717-3898
Banks and Brokers Call Collect: (212) 750-5833

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions.  The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement.  We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

The Ramius Group is making this solicitation.  See “Other Participant Information” for additional information regarding the Ramius Group and the participants in this consent solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to four corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal, (3) the Vacancy Proposal and (4) the Election Proposal.

The Ramius Group is asking you to consent to the Removal Proposal, the Vacancy Proposal and the Election Proposal to remove six (6) of Zoran’s current directors, including any appointees to the Board prior to the effectiveness of the Election Proposal, and to replace them with the Ramius Nominees. In addition, in order to ensure that your consent to elect the Ramius Nominees will not be modified or diminished by actions taken by the incumbent Board prior to the election of the Ramius Nominees, the Ramius Group is asking you to consent to the Bylaw Restoration Proposal.

WHY ARE WE SOLICITING YOUR CONSENT?

We are soliciting your consent because we do not believe that the current Board has served the best interests of the Company’s stockholders, and we do not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance stockholder value.  We believe that the only way to ensure that immediate steps are taken to restore credibility and enhance stockholder value at Zoran is to reconstitute the Board with directors who are committed to a course of action that will return Zoran to an acceptable level of profitability.  We believe that these actions would help protect and serve the best interests of all Zoran stockholders.

Without change to the current Board, we also fear that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the Company’s current Board.  With the right Board leadership and improved oversight, we believe significant opportunities exist to greatly improve operating performance and enhance stockholder value.  If elected to the Board, the Ramius Nominees will, subject to their fiduciary duties as directors, explore all opportunities to enhance stockholder value, including, but not limited to, adjusting operating expenses to appropriately reflect current business prospects, applying more stringent methods for allocating capital to growth initiatives, fully evaluating each of the Company’s business segments to identify financial and strategic opportunities for value creation, and any other opportunities to unlock value that the nominees may identify.

Specifically, our concerns include the following:

•	Zoran’s poor operational performance;

•	Zoran’s poor stock performance;

•	Management and the Board’s ill-conceived strategy for Zoran’s Digital Television (DTV) and DVD Business is causing significant erosion to stockholder value; and

•	Stockholders are currently assigning little to no value to Zoran’s operating businesses.

In our opinion, these factors have contributed to a market valuation that does not reflect the intrinsic value of the Company.  Without immediate change to the composition of the current Board, we fear that the Company’s intrinsic value may continue to erode.  We believe Zoran’s business must be stabilized and immediately returned to acceptable levels of profitability in order to ensure the long-term value for Zoran stockholders.  With the right leadership and improved execution, significant opportunities exist to greatly improve operating performance and enhance stockholder value.  The Ramius Nominees, five of whom are independent of Ramius, have directly relevant business and financial experience that we believe will allow them to make informed, decisive decisions to orchestrate a successful turnaround at Zoran.  If elected, we would expect that the Ramius Nominees would, in accordance with their respective fiduciary duties, take the appropriate steps to ensure that the Company’s cash is not spent on chasing growth in the unprofitable DTV and DVD business units.

WHO ARE THE RAMIUS NOMINEES?

The Ramius Group is asking you to elect each of Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino as a director of Zoran.  The business experience of these highly qualified individuals is set forth in this Consent Statement under the section entitled “The Ramius Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

If you are a record owner of Common Stock as of the close of business on the Record Date, you have the right to consent to the Proposals.  Value and Opportunity Master Fund made a request on December 6, 2010 that the Board fix a record date for this consent solicitation.  As of the Record Date, the members of the Ramius Group were the beneficial owners of an aggregate of 4,549,800 shares of Common Stock, which currently represent approximately 9.3% of the issued and outstanding shares of Common Stock.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible.  In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company.  Value and Opportunity Master Fund delivered its written consent to the Company on December 6, 2010. Consequently, Value and Opportunity Master Fund will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date no later than February 4, 2011. Nevertheless, we intend to set January 26, 2011 as the goal for submission of written consents. Effectively, this means that you have until February 4, 2011 to consent to the Proposals. WE URGE YOU TO ACT AS SOON AS POSSIBLE TO ENSURE THAT YOUR CONSENT WILL COUNT.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company.  According to Zoran’s Preliminary Proxy Statement filed with the SEC on December 13, 2010, as of the Record Date there were 48,966,183 shares of the Company’s Common Stock outstanding, each entitled to one consent per share. Cumulative voting is not permitted.  This means that the consent of the holders of at least 24,483,092 shares of Common Stock would be necessary to effect these Proposals.  As of the Record Date, the members of the Group were the beneficial owners of an aggregate of 4,549,800 shares of Common Stock, which currently represent approximately 9.3% of the issued and outstanding shares of Common .

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card.  We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Ramius LLC, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our consent solicitor Innisfree M&A Incorporated toll-free at: (877) 717-3898 (Stockholders).  Banks and Brokers call collect at: (212) 750-5833.

REASONS FOR OUR SOLICITATION OF CONSENTS

We are significant stockholders of the Company.  As of [________ __], 2010, the approximate mailing date in connection with the solicitation, the Ramius Group owns in the aggregate a total of 4,549,800 shares of Common Stock, representing approximately 9.3% of the issued and outstanding Common Stock.  As significant stockholders of Zoran, the Ramius Group has a vested financial interest in the maximization of the value of the Company’s Common Stock.  Our interests are aligned with the interests of all stockholders: We have one simple goal – to maximize the value of the Common Stock for all stockholders.

We do not believe that the current Board has served the best interests of the Company’s stockholders, and we do not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance stockholder value.  We believe that the only way to ensure that immediate steps are taken to restore credibility and enhance stockholder value at Zoran is to reconstitute the Board with directors who are committed to a course of action that will return Zoran to an acceptable level of profitability.  We believe that these actions would help protect and serve the best interests of all Zoran stockholders.

Without change to the current Board, we also fear that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the Company’s current Board.  With the right leadership and improved execution, we believe significant opportunities exist to greatly improve operating performance and enhance stockholder value.  If elected to the Board, the Ramius Nominees will, subject to their fiduciary duties as directors, explore all opportunities to enhance stockholder value, including, but not limited to, adjusting operating expenses to appropriately reflect current business prospects, applying more stringent methods for allocating capital to growth initiatives, fully evaluating each of the Company’s business segments to identify financial and strategic opportunities for value creation, and any other opportunities to unlock value that the nominees may identify.

Specifically, our concerns at Zoran include the following:

•	Zoran’s poor operational performance;

•	Zoran’s poor stock performance;

•	Management and the Board’s ill-conceived strategy for Zoran’s Digital Television (DTV) and DVD Business is causing significant erosion to stockholder value; and

•	Stockholders are currently assigning little to no value to Zoran’s operating businesses.

In our opinion, these factors have contributed to a market valuation that does not reflect the intrinsic value of the Company.  Without immediate change to the composition of the current Board, we fear that the Company’s intrinsic value may continue to erode.

We Are Concerned with Zoran’s Poor Operating Performance

We believe that Zoran is significantly undervalued due to long-term financial underperformance and repeated missed expectations for revenue growth and profitability.  While revenues at Zoran have fallen by approximately $131 million, or 26%, since 2007, the Company’s Research and Development expenses have remained flat and Sales, General, and Administration expenses have declined by a mere $16 million.  To illustrate this another way, Gross Profit has declined by $77.1 million and the Company has only reduced expenses by $16.7 million.  The result is a decline in operating profits of over $60 million since 2007 and continued operating losses and cash burn with no end in sight.  The continued operating losses and cash burn have no end in sight, as is evidenced by the Company’s forecast for a further decline in revenue in its guidance for the fourth quarter.

We Are Concerned with Zoran’s Poor Stock Performance

We also have serious concerns with Zoran’s stock performance. The Company has experienced one-, three- and five-year stock prices declines of 25%, 69% and 59%, respectively.   We believe this poor performance is due, in large part, to stockholders’ frustration with the current direction and leadership of Zoran.  For example, on the day following the Company’s latest earnings announcement on October 25, 2010, Zoran experienced an 18% drop in stock price.

As shown in the table below, Zoran’s shares have dramatically underperformed the Russell 2000, NASDAQ and Peer Group over almost any measurement period.  Over the past five years alone, Zoran’s shares have lost more than half their value in comparison to its Peer Group and indices, which have registered material gains.

	Stock performance
	1 year	3 year	5 year
Zoran Corporation	(24.7%)	(68.5%)	(59.3%)
Russell 2000 Index	25.4%	(5.3%)	7.3%
NASDAQ Index	16.5%	(6.1%)	11.9%
Peer Group	49.6%	(1.9%)	26.6%

* Stock performance as of November 30, 2010
* Peer Group sourced from Zoran 2010 proxy and includes ATHR, BRCM, CNXT, DLB, DSPG, EFII, MRVL, MSCC, NEWP, NVDA„ OVTI, SIGM, SIMG, TRID and TQNT

We Are Concerned that Zoran’s Strategy for its DTV and DVD Business Is Causing Significant Erosion to Stockholder Value

We believe Zoran faces significant challenges with its DTV and DVD business units.  The DTV and DVD businesses are highly commoditized, low gross margin businesses with significant competition from low cost Asian suppliers.  In our view, the competitive nature of the DTV business specifically requires a disproportionately large amount of R&D spending as a percentage of revenue.  We believe that these dynamics have resulted in Zoran generating combined gross margins of only 37% in these businesses, which is dramatically lower than the R&D and SG&A spending as a percentage of revenue in the aggregate.  To put this another way, in the last twelve months, Zoran realized only $54.6 million in Gross Profit from these businesses while spending $111 million in R&D and SG&A.  This upside down cost structure has resulted in Zoran losing approximately $56 million of operating income between the DTV and DVD businesses in the twelve months ended September 30, 2010.  Based on management’s revenue forecast for the fourth quarter, it appears that this may actually get worse.  Zoran has invested heavily in its DTV business with substantial losses and little, if any, traction towards long-term sustainable revenue growth.

We believe the Company’s stated long term strategy for the DTV business will likely result in continued financial underperformance and lead to further erosion of stockholder value.  Specifically, we believe stockholder value will continue to erode if management invests heavily in R&D and Sales and Marketing to attempt to recapture market share losses and improve gross margins by penetrating the tier-one market and de-emphasizing the tier-two market.

On the other hand, Zoran’s digital still camera (DSC) and printer businesses are profitable owing to their industry-leading gross margins, high market share and consistent top and bottom-line performance.  Unfortunately, we believe management and the Board’s continued commitment to fund losses in the DTV and DVD businesses with cash flow from the DSC and printer businesses as well as from the Company’s cash rich balance sheet is depressing the valuation of Zoran’s shares in the public market.  In our view, it is time to immediately stop spending good money after bad in pursuit of elusive revenue growth that may never result in improved profitability.  The business must be stabilized and immediately returned to acceptable levels of profitability in order to ensure the long-term value for Zoran stockholders.

We Are Concerned that Stockholders are Currently Assigning Little to No Value to Zoran’s Operating Businesses

We believe the ongoing losses and cash burn associated with the DTV and DVD businesses have resulted in the public market attributing almost no value to Zoran’s operating business.  Pro forma for the Company’s recent acquisition of Microtune, Zoran has $286 million of cash and no debt.  This implies a $59 million enterprise value based on Zoran’s stock price of $6.88 per share as of November 30, 2010 which means that as of the end of November Zoran was trading below tangible book value of $6.90 per share.  Further, assuming you believe that Microtune is worth the $85 million of cash just spent on the acquisition, then the valuation as of November 30, 2010 implies that Zoran’s legacy businesses had negative value at such time.

We Have the Right Nominees to Enhance Stockholder Value at Zoran

We believe Zoran’s business must be stabilized and immediately returned to acceptable levels of profitability in order to ensure the long-term value for Zoran stockholders.  With the right leadership and improved execution, significant opportunities exist to greatly improve operating performance and enhance stockholder value.  The Ramius Nominees, five of whom are independent of Ramius, have directly relevant business and financial experience that we believe will allow them to make informed, decisive decisions to orchestrate a successful turnaround at Zoran.  If elected, we would expect that the Ramius Nominees would, in accordance with their respective fiduciary duties, take the appropriate steps to ensure that the Company’s cash is not spent on chasing growth in the unprofitable DTV and DVD business units.

The Ramius Nominees understand that, if elected as directors of Zoran, each of them will have an obligation under Delaware law to discharge his duties as a director in good faith, consistent with his fiduciary duties to the Company and the stockholders.

There can be no assurance that any actions the Ramius Nominees take will be implemented if they are elected or that the election of the Ramius Nominees will improve the Company’s business or otherwise enhance stockholder value. Your vote to elect the Ramius Nominees does not constitute a vote in favor of any value-enhancing plans that the Ramius Nominees may undertake as directors of Zoran.  Your vote for the Removal Proposal and to elect the Ramius Nominees will have the legal effect of replacing six (6) incumbent directors of Zoran with the Ramius Nominees.  There can be no assurance that stockholder value will be maximized as a result of this solicitation or the election of the Ramius Nominees.

PROPOSAL 1 -- THE BYLAW RESTORATION PROPOSAL

The Ramius Group is asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the six (6) current directors and the election of the Ramius Nominees through changes to the Bylaws not filed with the SEC on or before April 23, 2009, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of Zoran.  The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the bylaws of Zoran Corporation as of the effectiveness of this resolution that was not included in the amended and restated bylaws filed with the Securities and Exchange Commission on April 23, 2009, be and are hereby repealed.”

If the Board does not effect any additional changes to the version of the bylaws publicly available in filings by Zoran with the SEC on or before April 23, 2009, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the bylaws to change the procedure by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by Zoran with the SEC on April 23, 2009, without considering the nature of any changes the incumbent Board may have adopted.  As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company.  However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. The Ramius Group is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

THE RAMIUS GROUP URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 -- THE REMOVAL PROPOSAL

The Ramius Group is asking you to consent to the Removal Proposal to remove six (6) current members of the existing Board, including any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) Raymond A. Burgess, Uzia Galil, James D. Meindl, James B. Owens, Jr., Arthur B. Stabenow and Philip M. Young and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of this proposal, be and hereby is removed.”

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing the name of each such person that the stockholder does not wish to be removed.   The Ramius Group does not intend to seek to increase the number of Board members if stockholders do not consent to the removal of one or more directors.  If fewer than six (6) directors are removed pursuant to the Removal Proposal and there are more Ramius Nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then the Ramius Group intends to fill the vacancies in the following order; [__________, __________,_________, __________ and _________].

According to the Company’s Preliminary Revocation Statement filed with the SEC on December 13, 2010, as of the Record Date, there were 48,966,183 shares of the Company’s Common Stock outstanding, each entitled to one consent per share.  The consent of the holders of at least 24,483,092 shares of Common Stock would be necessary to effect Proposal 2 and remove the six members of the Board.  Therefore, 20,805,792 shares in addition to the 3,677,300 shares entitled to vote held by the Ramius Group, will be needed to effect Proposal 2 and remove the six members of the Board.  If any stockholder consenting to Proposal 2 writes in the name of any existing directors that such stockholder does not wish to be removed, then the total number of shares represented by any such WHITE consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 2.  In the event that holders of less than 24,483,092 shares of Common Stock consent to the removal of any existing director, then such director will not be removed pursuant to Proposal 2. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date..

The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits the stockholders of the Company to remove any director or its entire Board without cause.

The Board is currently composed of seven directors.

The WHITE consent card delivered with this Consent Statement provides stockholders with the opportunity to adopt the Removal Proposal in part by designating the names of any member of the Board whom such stockholder does not want removed from the Board.

THE RAMIUS GROUP URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 3 -- THE VACANCY PROPOSAL

The Ramius Group is asking you to consent to the adoption of the Vacancy Proposal to divest the current directors of their ability to fill vacancies created by the removal of directors by stockholders and provide stockholders with the exclusive ability to fill any such vacancies.  Accordingly, you are being asked to amend the Bylaws in order to allow only the stockholders to fill any vacancies on the Board resulting from the removal of directors by the stockholders, as set forth in Schedule III to this Consent Statement.

The following is the text of the Vacancy Proposal:

“RESOLVED, that Article IV, Section 19 of the Bylaws is hereby amended to provide that any vacancies on the Board of Directors of the Company resulting from the removal of directors by the stockholders may only be filled by the stockholders of the Company.”

THE RAMIUS GROUP URGES YOU TO CONSENT TO THE VACANCY PROPOSAL.

PROPOSAL 4 -- THE ELECTION PROPOSAL

The Ramius Group is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of Zoran:

Name

   (1) Jon S. Castor

(2) Dale Fuller

   (3) Thomas Lacey

   (4) Jeffrey McCreary

   (5) Jeffrey C. Smith

   (6) Edward Terino

The Nominees

The Ramius Group has nominated six (6) highly qualified nominees who we believe possess the expertise necessary and who are committed to working tirelessly to restore and enhance stockholder value.  The Ramius Nominees are independent of the Company in accordance with Securities and Exchange Commission and NASDAQ Marketplace rules on board independence and are committed to exploring all alternatives to increase stockholder value. If elected, the Ramius Nominees are committed to acting in the best interest of Zoran’s stockholders and will pursue their efforts diligently and promptly.

Set forth below are the name, age, present principal occupation, employment history and directorships of publicly-held companies of each of the Nominees for at least the past five years. This information has been furnished to the Ramius Group by the respective Nominees. Each of the Nominees has consented to serve as a director of the Company and be named in this Consent Statement as a Nominee. Each of the Nominees is a citizen of the United States of America. None of the entities referenced below is a parent or subsidiary of the Company.

Jon S. Castor, age 58, has been a private investor and a member of public and private boards of directors since June 2004.  He presently serves as a director of ADPT Corporation, historically a provider of data center I/O solutions, that is redeploying its capital toward new business operations.  Mr. Castor has served as a member of ADPT Corporation's Board of Directors since 2006.  He is also a member of a private company board.  Previously, Mr. Castor served as Chairman of the Board of Omneon, a leader in broadcast video servers, from April 2007 until Harmonic acquired Omneon in September 2010.  In addition, Mr. Castor previously served on the Board of Directors of California Micro Devices Corporation from July 2009 until its acquisition by ON Semiconductor in January 2010, and on the Board of Directors of Genesis Microchip from November 2004 until its acquisition by ST Microelectronics in January 2008.  From 2003 to 2004, Mr. Castor was an executive with Zoran Corporation, as the Senior Vice President and General Manager of Zoran’s DTV Division and then as a post-acquisition advisor to the CEO. From 2002 to 2003, Mr. Castor was the Senior Vice President and General Manager of the TeraLogic Group at Oak Technology Inc., a developer of integrated circuits and software for digital televisions and printers, which was acquired by Zoran. In 1996, Mr. Castor co-founded TeraLogic, Inc., a developer of digital television integrated circuits, software and systems, where he served in several capacities, including as its Chief Executive Officer and director from 2000 to 2002, when it was acquired, first by Oak Technology in 2002 and then indirectly in 2003 by Zoran when Zoran acquired Oak Technology.  Mr. Castor holds an M.B.A. from the Stanford Graduate School of Business and a B.A. from Northwestern University.  The Ramius Group believes that Mr. Castor's thirty-plus years of experience, including as a CEO, Chairman, director of public and private companies, executive officer, entrepreneur, and strategy consultant, enable him to assist in the effective management of the Company.

Dale Fuller, age 52, is currently the President & CEO of MokaFive, a venture-backed private company. He also serves on the Board of Directors of AVG Technologies and Webgistix Corporation. Mr. Fuller has served as a director of Phoenix Technologies (NASDAQ: PTEC), Guidance Software (NASDAQ: GUID) and as a director and then as interim President and CEO of McAfee, Inc. (NYSE: MFE) from January 2006 through March 2007.  Prior to joining McAfee, he was President and CEO of Borland Software Corporation (Nasdaq:BORL) from 1999 until 2005, and before Borland, President and CEO of WhoWhere? Corporation.  In addition, he has had held senior executive positions at Apple Computer, NEC, Motorola, and Texas Instruments. He holds an honorary doctorate from St. Petersburg State University. The Ramius Group believes that Mr. Fuller’s deep experience as an executive officer of several publicly traded technology companies and his experience as a Director of several technologies companies well qualifies him to serve on Zoran’s Board.

Thomas Lacey, age 52, is the President, Chief Executive Officer and a director of Phoenix Technologies Ltd., a recently publicly-traded global provider of basic input-output software for personal computers, and has served in those capacities since February 2010. Prior to joining Phoenix Technologies, Mr. Lacey had served as Corporate Vice President and General Manager of the SunFabTM Thin Film Solar Products group of Applied Materials, Inc. (“AMAT”) since September 2009. Mr. Lacey previously served as President of Flextronics International's Components Division from 2006 to 2007. Mr. Lacey joined Flextronics in connection with the sale to Flextronics of NASDAQ-listed International Display Works, where Mr. Lacey had been Chairman, President and Chief Executive Officer from 2004 to 2006. Prior to International Display Works, Mr. Lacey held various management and executive positions at Intel Corporation for 13 years, including Vice President Sales and Marketing, President of Intel Americas, and Vice President and General Manager, Flash Products. Mr. Lacey holds a bachelor of arts degree in computer science from the University of California, Berkeley, and a masters of business administration degree from the Leavy School of Business at Santa Clara University. The Ramius Group believes that Mr. Lacey’s experience in the senior management of public companies, including service as chairman, president, chief executive officer and corporate vice president, his experience on the board of directors of public companies, and his financial expertise and his experience in international sales and management with technology companies enable him to assist in the effective management and oversight of the Company.

Jeffrey McCreary, age , is an independent management consultant, an outside director of two major corporations and author.  Mr. McCreary is a former Senior Vice-President at Texas Instruments, where he was most recently the Manager of Worldwide Sales and Marketing (1998-2005) where he directed the global sales organization and was responsible for $12 billion dollars in revenue.  Mr. McCreary held a variety of other executive positions within TI, including the General Manager of Advanced Logic Products and General Manager of Worldwide Military Semiconductors.  He has led organizations conducting product design and development, manufacturing, marketing, and sales.  His book, Creating the I in Team was published in 2007.  McCreary currently serves as an independent board director of the Gennum Corporation (symbol GND.TO) and the Isola Group (privately held).   He is also working as a special consultant to the National Hockey League (NHL) Coaches Association.  Additionally, he is a long time member of the Board of Trustees of the Rose-Hulman Institute of Technology.  McCreary holds a bachelor’s degree in electrical engineering from the Rose-Hulman Institute of Technology and received an honorary doctorate in engineering from Rose in 2004.  The Ramius Group believes that Mr. McCreary’s technology expertise, together with his experience as an executive and director of technology companies, including Texas Instruments, well qualifies him to serve on Zoran’s Board.

Jeffrey C. Smith, age 38, is a Partner Managing Director of Ramius LLC, a subsidiary of Cowen Group, Inc. (“Cowen”). He is the Chief Investment Officer of Value and Opportunity Master Fund. Mr. Smith is a member of Cowen’s Operating Committee and Cowen’s Investment Committee.  Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. While at Fresh Juice, Mr. Smith helped orchestrate three acquisitions quadrupling sales and doubling market value. He later initiated and completed the sale of The Fresh Juice Company to The Saratoga Beverage Group, Inc. He is currently the Chairman of the Board of Phoenix Technologies, where he has served as a director since November 2009.  He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until October 2010.  Mr. Smith is a former member of the Board of Directors of S1 Corporation, Kensey Nash Corp., The Fresh Juice Company, Inc., and Jotter Technologies, Inc., an Internet infomediary company. Mr. Smith served as a member of the Management Committee for Register.com, which provides internet domain name registration services. He began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith is a General Securities Registered Representative.  As the Chief Investment Officer of Value and Opportunity Master Fund, he has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation. Mr. Smith has particular expertise in assessing companies’ balance sheets and capital structures to determine the best means of raising capital for growth or recapitalizing stressed situations.  The Ramius Group believes that Mr. Smith’s extensive experience in a variety of industries together with his management experience in a variety of roles enable Mr. Smith to provide the Company with valuable financial and executive insights and make him well qualified to sit on the Company’s Board.

Edward Terino, age 57, is President of GET Advisory Services, LLC, a strategic and financial management consulting firm focused on the technology and maritime industries. From 2005 until December 2008, Mr. Terino served as the Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd, an international seaborne transporter of crude oil and petroleum products, where he successfully led the merger of Arlington with General Maritime Corporation in late 2008. From 1996 to 2005, Mr. Terino held Senior Vice President and Chief Financial Officer positions with several enterprise software companies including Art Technology Group, Inc., a provider of Internet-based e-commerce and customer service software focused on the Global 1000 market. Prior to Art Technology Group, Inc., Mr. Terino served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Applix, Inc., a provider of business intelligence software solutions. Mr. Terino also spent eleven years at Houghton Mifflin Company, a leading educational publisher in the U.S. in various senior financial management positions and nine years at Deloitte & Touche in their consulting services group. Mr. Terino was appointed to serve as a Director of EBT International from October 1999 to March 2006, S1 Corporation from April 2007 to present, Phoenix Technologies Ltd. from November 2009 to November 2010, Baltic Trading Limited from March 2010 to present, and SeaChange International from July 2010 to present. He currently is Chairman of two Audit Committees and a member of two Compensation Committees.  The Ramius Group believes that Mr. Terino’s experience as an executive officer of several publicly traded companies, including as the Chief Financial Officer of several publicly traded technology companies and his experience as a Director of several technologies companies, well qualifies him to serve on Zoran’s Board.

Although the Ramius Group has no reason to believe that any of the Ramius Nominees will be unable or unwilling to serve as directors, if any of the Ramius Nominees is not available for election, the persons named on the WHITE consent card may designate such other nominee or nominees to be elected to the Board. In such case, the Ramius Group will disseminate a supplement to the consent statement and a revised consent card, and will otherwise comply with any applicable provisions under the Company’s Bylaws and SEC rules and regulations. Each of the Ramius Nominees has agreed to be named in this Consent Statement and to serve as a director of Zoran, if elected. If elected, each Ramius Nominee will hold office and until his successor is elected and qualified at the Company’s 2011 annual meeting or until his earlier death, resignation, retirement, disqualification or removal.

If the Ramius Group is successful in its solicitation of written consents to remove and replace six (6) existing members of the Board, then a change in control of the Board may be deemed to have occurred under Zoran’s Executive Service and Retention Plan.  However, we do not anticipate that any stock awards under Zoran’s Executive Service and Retention Plan will experience accelerated vesting if such a change in control at the Board level occurs.  The Ramius Group does not believe that its consent solicitation, if successful, will trigger any additional change in control provisions in any other of the Company’s material contracts, plans or agreements.

If fewer than six (6) directors are removed pursuant to the Removal Proposal and there are more Ramius Nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then the Ramius Group intends to fill the vacancies in the following order; [__________, __________,_________, __________ and _________].

THE RAMIUS GROUP URGES YOU TO CONSENT TO THE ELECTION OF ALL THE RAMIUS NOMINEES.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Zoran’s Restated Certificate of Incorporation does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. The Bylaws provide that the Board, or any individual director, may be removed from office, with or without cause, and a new director or directors elected by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of Directors.

The Bylaws provide that, in order that Zoran may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not be more than sixty (60) days prior to any such action sought to be taken by written consent.  If Zoran does not fix a record date, then the record date shall be the day on which the first written consent is delivered to Zoran.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Zoran within 60 days of the earliest dated written consent delivered to Zoran.  Value and Opportunity Master Fund delivered a signed written consent to Zoran on December 6, 2010.  Consequently, the Ramius Group will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date no later than February 4, 2011. Nevertheless, we intend to set January 26, 2011 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. The Ramius Group reserves the right to submit to Zoran consents at any time within 60 days of the earliest dated written consent delivered to Zoran.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

Revocation of Consents

An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective.  A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective.  The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent.  The revocation may be delivered either to Ramius LLC, in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Consent Statement, or to the principal executive offices of Zoran.  Although a revocation is effective if delivered to Zoran, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Ramius LLC, in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Consent Statement, so that we will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents in favor of the Proposals have been received.

Procedural Instructions

You may consent to any of the proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the proposals on the enclosed WHITE consent card by marking the “WITHHOLD CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the proposals, you will be deemed to consent to any such proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THE RAMIUS GROUP URGES YOU TO CONSENT TO ALL THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD

Revocation of Written Consents. An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to Ramius LLC, in care of Innisfree, or to the principal executive offices of Zoran. Although a revocation is effective if delivered to Zoran, Ramius LLC requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to The Ramius Group, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that the Ramius Group will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by the Ramius Group.  Consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

The Ramius Group has entered into an agreement with Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  The Ramius Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  The Ramius Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Innisfree M&A Incorporated will employ approximately 25 persons to solicit Zoran stockholders as part of this solicitation.

The entire expense of soliciting proxies is being borne by the Ramius Group. Costs of this solicitation of proxies are currently estimated to be approximately $100,000.  The Ramius Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $250,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC.  No member of the Ramius Group is currently subject to Section 16(a) of the Exchange Act.

ADDITIONAL INFORMATION CONCERNING THE PARTICIPANTS

The members of the Ramius Group are the participants in this proxy solicitation and include Value and Opportunity Master Fund, COIL, Ramius Advisors, Value and Opportunity Advisors, Ramius, Cowen, RCG Holdings, C4S, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino.

The address of the principal office of each of Ramius Advisors, Value and Opportunity Advisors, Ramius, Cowen, RCG Holdings, C4S and Messrs. Cohen, Smith, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The address of the principal office of each of Value and Opportunity Master Fund, and COIL is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The principal business address of Mr. Castor is c/o ADPT Corporation, 691 S. Milpitas Blvd., Milpitas, California 95035.  The principal business address of Mr. Fuller is c/o Phoenix Technologies Ltd., 915 Murphy Ranch Road, Milpitas, California 95035.  The principal business address of Mr. Lacey is c/o Phoenix Technologies Ltd., 915 Murphy Ranch Road, Milpitas, California 95035.  The principal business address of Mr. Terino is 25 Indian Rock Road, Suite 23, Windham, New Hampshire 03087.  The principal business address of Mr. McCreary is 9468 Sullivan Place, Zionsville, IN  46077.

 The principal business of each of Value and Opportunity Master Fund and COIL is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  COIL has been formed for the purpose of making equity and debt investments.  The principal business of Value and Opportunity Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the general partner of COIL.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of Value and Opportunity Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of RCG Holdings.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

As of the date hereof, Value and Opportunity Master Fund beneficially owns 3,335,650 shares of Common Stock and COIL beneficially owns 1,111,850 shares of Common Stock.

As of the date hereof, (i) Ramius Advisors, as the general partner of COIL, is deemed the beneficial owner of the 1,111,850 Shares beneficially owned by COIL, (ii) Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund, is deemed the beneficial owner of the 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund, (iii) Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, is deemed the beneficial owner of the 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and the 1,111,850 Shares beneficially owned by COIL, (iv) Cowen, as the sole member of Ramius, is deemed the beneficial owner of the 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and the 1,111,850 Shares beneficially owned by COIL, (v) RCG Holdings, as a significant shareholder of Cowen, is deemed the beneficial owner of the 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and the 1,111,850 Shares beneficially owned by COIL, (vi) C4S, as the managing member of RCG Holdings, is deemed the beneficial owner of the 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and the 1,111,850 Shares beneficially owned by COIL.  Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, is deemed the beneficial owner of the 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and the 1,111,850 Shares beneficially owned by COIL.

Messrs. Lacey and Smith do not directly beneficially own any shares of Common Stock of the Company.  Mr. Castor directly beneficially owns 10,000 shares of Common Stock of the Company as of the date hereof.  Mr. Fuller directly beneficially owns 50,000 shares of Common Stock of the Company as of the date hereof.  Mr. McCreary directly beneficially owns 22,300 shares of Common Stock of the Company as of the date hereof.  Mr. Terino directly beneficially owns 20,000 shares of Common Stock of the Company as of the date hereof.

For the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, each member of the Ramius Group is deemed to beneficially own the shares of Common Stock beneficially owned in the aggregate by all other members of the Ramius Group.

For information regarding purchases and sales of securities of Zoran during the past two years by members of the Ramius Group, including the Ramius Nominees, see Schedule II.

The Ramius Group intends to seek reimbursement from Zoran of all expenses it incurs in connection with the solicitation.  The Ramius Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

The members of the Ramius Group have entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the parties agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Zoran,  (ii) the parties agree to solicit written consents or proxies in favor of the Proposals and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”), and (iii) the Ramius Group agrees to bear all expenses incurred in connection with the Ramius Group’s activities, including  approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Ramius and certain of its affiliates have signed or intend to sign letter agreements pursuant to which they agree to indemnify each of Messrs. Castor, Fuller, Lacey, McCreary and Terino against claims arising from the solicitation of consents from Zoran stockholders in connection with the Solicitation.

In addition, Ramius has signed or intends to sign compensation letter agreements with Messrs. Castor, Fuller, Lacey, McCreary and Terino pursuant to which Ramius agrees to pay each of Messrs. Castor, Fuller, Lacey, McCreary and Terino: (i) $10,000 in cash upon the earlier to occur of (a) the Ramius Group filing a preliminary consent statement with the SEC relating to the Solicitation and (b) the Ramius Group submitting a letter to the Company nominating the individual for election as a director of the Company at the Company’s 2011 annual meeting of stockholders (the “Annual Meeting”), or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, and (ii) $10,000 in cash upon the earlier to occur of (a) the filing of a definitive consent statement with the SEC relating to the Solicitation and (b) the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies for the election of directors at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Castor, Fuller, Lacey, McCreary and Terino has agreed to use such compensation to acquire securities of Zoran (the “Nominee Shares”) at such time that he shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Castor, Fuller, Lacey, McCreary and Terino agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that Zoran enters into a business combination with a third party, each of Messrs. Castor, Fuller, Lacey, McCreary and Terino may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

Other than as stated above, there are no arrangements or understandings between Ramius and the Nominees or any other person or persons pursuant to which the nominations described herein are to be made.

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Zoran; (iii) no participant in this solicitation owns any securities of Zoran which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Zoran during the past two years; (v) no part of the purchase price or market value of the securities of Zoran owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Zoran, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Zoran; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Zoran; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of Zoran’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Zoran or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by Zoran or its affiliates, or with respect to any future transactions to which Zoran or any of its affiliates will or may be a party; and (xi) no person, including any of the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Ramius Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Consent Statement.  There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to Zoran or any of its subsidiaries or has a material interest adverse to Zoran or any of its subsidiaries.  With respect to each of the participants in this solicitation, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

STOCKHOLDER PROPOSALS FOR THE COMPANY’S 2011 ANNUAL MEETING

According to the Company’s public filings, (i) for a stockholder proposal to be included in Zoran’s proxy materials for the 2011 Annual Meeting, the proposal must be received at Zoran’s principal executive offices, addressed to the General Counsel, not later than December 29, 2010 and (ii) stockholders who intend to present an item of business at the 2011 Annual Meeting (other than a proposal submitted for inclusion in Zoran’s proxy statement) must provide notice of such business no later than December 29, 2010. Such proposals must satisfy the requirements of Section 16 of the Bylaws.

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENT,” “WITHHOLD CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

If you have any questions or require any assistance in executing your consent, please call:

 Innisfree M&A Incorporated
Stockholders call toll-free: 888-717-3898
Banks and Brokers call collect: 1-212-750-5833

Information Concerning Zoran

See Schedule I for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the directors and management of Zoran.

The Ramius Group

[_________, __], 2010

SCHEDULE I

The following table is re-printed from the Company’s Preliminary Revocation Statement filed with the Securities and Exchange Commission on December 13, 2010.

The percentage of beneficial ownership in the table below is based upon 48,966,696 shares of Common Stock outstanding on December 10, 2010. For each individual, this percentage includes Common Stock of which such individual has the right to acquire beneficial ownership either currently or within sixty days after December 10, 2010, including, but not limited to, upon the exercise of a stock option; however, such Common Stock will not be deemed outstanding for the purpose of computing the percentage owned by any other individual.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class
Levy Gerzberg, Ph.D.(1)	1,211,584	2.47%
Isaac Shenberg, Ph.D.(2)	485,416	*
Karl Schneider(3)	477,140	*
Arthur B. Stabenow(4)	210,546	*
Uzia Galil(5)	158,773	*
Philip M. Young(6)	133,200	*
James D. Meindl, Ph.D.(7)	133,920	*
James B. Owens, Jr.(8)	126,000	*
Raymond A. Burgess(9)	92,000	*
All directors and executive officers as a group (9 persons)(10)	3,028,579	6.18%

*	Less than 1%.

(1)	Consists of 203,175 shares held directly and 1,008,409 shares issuable upon exercise of options.

(2)	Consists of 18,946 shares held directly and 466,470 shares issuable upon exercise of options.

(3)	Consists of 29,515 shares held directly and 447,625 shares issuable upon exercise of options.

(4)	Consists of 64,596 shares held directly and 145,950 shares issuable upon exercise of options.

(5)
Includes 27,063 shares held by Mr. Galil and 4,510 shares held by Mr. Galil’s spouse. Mr. Galil may be deemed to be a beneficial owner of the shares held by his spouse, although Mr. Galil disclaims such beneficial ownership. Also includes options to purchase 127,200 shares of Common Stock.

(6)	Consists of 6,000 shares held directly and 127,200 shares issuable upon exercise of options.

(7)
Includes 111 shares held jointly with Dr. Meindl’s spouse and 1,909 shares held by James and Frederica Meindl as trustees of the Meindl Trust dated February 4, 1972 and 4,700 shares held directly. Also includes options to purchase 127,200 shares.

(8)	Consists of 6,000 shares held directly and 120,000 shares issuable upon exercise of options.

(9)	Consists of 2,000 shares held directly and 90,000 shares issuable upon exercise of options.

(10)	Includes an aggregate of 2,660,054 shares issuable upon exercise of options.

I-1

SCHEDULE II

TRANSACTIONS IN SECURITIES OF ZORAN CORPORATION
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

75,000		10/26/2010
75,000		10/26/2010
525,000		10/26/2010
75,000		10/26/2010
187,500		10/26/2010
75,000		10/27/2010
37,500		10/27/2010
37,500		10/27/2010
7,500		10/27/2010
30,000		10/27/2010
150,000		10/27/2010
225,000		10/27/2010
37,500		10/28/2010
187,500		10/28/2010
64,725		10/28/2010
10,275		10/28/2010
225,000		10/29/2010
150,000		10/29/2010
2,475		10/29/2010
57,525		10/29/2010
75,000		11/01/2010
150,000		11/11/2010
112,500		11/12/2010
52,500		11/15/2010
18,750		11/16/2010
18,750		11/23/2010
18,750		11/23/2010
4,294 (Call Options)	*	12/03/2010
697 (Call Options)	*	12/06/2010
1,553 (Call Options)	*	12/07/2010

*100 shares of Common Stock underlie each Call Option

II-1

COWEN OVERSEAS INVESTMENT LP

25,000		10/26/2010
25,000		10/26/2010
175,000		10/26/2010
25,000		10/26/2010
62,500		10/26/2010
25,000		10/27/2010
12,500		10/27/2010
12,500		10/27/2010
2,500		10/27/2010
10,000		10/27/2010
5,0000		10/27/2010
75,000		10/27/2010
12,500		10/28/2010
62,500		10/28/2010
21,575		10/28/2010
3,425		10/28/2010
75,000		10/29/2010
50,000		10/29/2010
825		10/29/2010
19,175		10/29/2010
25,000		11/01/2010
50,000		11/11/2010
37,500		11/12/2010
17,500		11/15/2010
6,250		11/16/2010
6,250		11/23/2010
6,250		11/23/2010
1,431 (Call Options)	*	12/03/2010
232 (Call Options)	12/06/2010
518 (Call Options)	12/07/2010

JON S. CASTOR

4,003	11/01/2010
5,997	11/30/2010

DALE FULLER

50,000	12/03/2010

JEFFREY MCCREARY

21,000	12/02/2010
1,300	12/14/2010

EDWARD TERINO

20,000	12/02/2010

*100 shares of Common Stock underlie each Call Option

II-2

SCHEDULE III

PROPOSED AMENDMENT OF BYLAWS TO GIVE STOCKHOLDERS EXCLUSIVE
ABILITY TO FILL ANY VACANCIES ON THE BOARD OF DIRECTORS OF THE
COMPANY RESULTING FROM THE REMOVAL OF DIRECTORS BY THE STOCKHOLDERS

Article IV, Section 19 of the Amended and Restated Bylaws of Zoran Corporation is hereby amended to add the following:

“Stockholders shall have the exclusive ability to fill any vacancies resulting from the removal of any Director(s) by the stockholders.”

III-1

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED DECEMBER 17, 2010

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF ZORAN CORPORATION TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD, COWEN OVERSEAS INVESTMENT LP, RAMIUS ADVISORS, LLC, RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC, RAMIUS LLC, COWEN GROUP, INC., RCG HOLDINGS LLC, C4S & CO., L.L.C., PETER A. COHEN, MORGAN B. STARK, THOMAS W. STRAUSS, JEFFREY M. SOLOMON, JON S. CASTOR, DALE FULLER, THOMAS LACEY, JEFFREY MCCREARY, JEFFREY C. SMITH AND EDWARD TERINO (COLLECTIVELY, THE “RAMIUS GROUP”)

C   O   N   S   E   N   T

Unless otherwise indicated below, the undersigned, a stockholder of record of Zoran Corporation (the “Company”) on [_______ __], 2010 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all Shares of common stock (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. THE RAMIUS GROUP RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-4.

1.
Repeal any provision of the Amended and Restated Bylaws of Zoran (“the Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that became effective on April 22, 2009 and were filed with the Securities and Exchange Commission on April 23, 2009.

CONSENT	WITHHOLD CONSENT	ABSTAIN

2.
The removal without cause of Raymond A. Burgess, Uzia Galil, James D. Meindl, James B. Owens, Jr., Arthur B. Stabenow and Philip M. Young, and any person (other than those elected by the consent solicitation of the Ramius Group) elected or appointed to the Board of Directors of the Company to fill any vacancy on the Board of Directors of the Company or any newly-created directorships prior to the effective date of these Proposals (the “Removal Proposal”).

.

CONSENT	WITHHOLD CONSENT	ABSTAIN

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL NO. 2, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 2, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.

3.
Amend Article IV, Section 19 of the Bylaws to provide that any vacancies on the Board of Directors of the Company resulting from the removal of directors by the stockholders may only be filled by the stockholders of the Company (the “Vacancy Proposal”).

4.
Elect Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).

CONSENT	WITHHOLD CONSENT	ABSTAIN

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL NO. 4, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 4, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

Proposal 1, Proposal 2 and Proposal 3 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 4 is conditioned in part upon the effectiveness of Proposal 2. If none of the then existing members of (or appointees to) the Zoran Board are removed in Proposal 2, and there are no vacancies to fill, none of the Nominees can be elected pursuant to Proposal 4. If there are more nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then the Ramius Group intends to fill the vacancies in the following order; [__________, __________,_________, __________ and _________].

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon.  If the shares are held by joint tenants or as community property, both should sign.  When signing as executor, administrator, trustee, guardian, or other representative, please give full title.  If a corporation, please sign in full corporate name by a duly authorized officer.  If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY THE RAMIUS GROUP AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.